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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        TEXAS BIOTECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   88221T104
                                 (CUSIP Number)

                                Michael K. Green
                            Vice President - Finance
                             Synbiotics Corporation
                               11011 Via Frontera
                              San Diego, CA  92127
                                 (619) 451-3771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously file a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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                                  SCHEDULE 13D
CUSIP No. 88221T104                                           Page 1 of 2 Pages

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Synbiotics Corporation
     95-3737816
- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                        (B) [X]

- --------------------------------------------------------------------------------
  3  SEC USE ONLY

- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Synbiotics Corporation is a California corporation
- --------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            1,228,090
                       ---------------------------------------------------------
      NUMBER OF         8   SHARED VOTING POWER
      SHARES
      BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
      EACH              9   SOLE DISPOSITIVE POWER
      REPORTING
      PERSON                1,228,090
      WITH             ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,228,090
- --------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
     CERTAIN SHARES
- --------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
- --------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 88221T104                                          Page 2 of 2 Pages

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick Owen Burns
- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                        (B) [X]

- --------------------------------------------------------------------------------
  3  SEC USE ONLY

- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
- --------------------------------------------------------------------------------
                      7   SOLE VOTING POWER


                     -----------------------------------------------------------
      NUMBER OF       8   SHARED VOTING POWER
      SHARES
      BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
      EACH            9   SOLE DISPOSITIVE POWER
      REPORTING
      PERSON
      WITH           -----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


- --------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [ ]
     CERTAIN SHARES

- --------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- --------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     IN
- --------------------------------------------------------------------------------

Item 1.     Security and Issuer

This Schedule 13D relates to shares of Common Stock of Texas Biotechnology Corporation ("TBC"), whose principal executive offices are located at 7000 Fannin, Houston, TX 77030.


Item 2.     Identity and Background

Synbiotics Corporation (the "Company") is a California corporation which develops, manufactures and markets biological products (i.e., therapeutics and vaccines) and monoclonal antibody based diagnostic products for use in the animal health care field. The Company's principal office is located at 11011 Via Frontera, San Diego, CA 92127.

The following information is provided as to each executive officer and director of the Company, each of whom is a United States citizen:

  Patrick Owen Burns, Director
  1 Seaport Plaza
  16th Floor
  New York, NY  10292
  Vice President of R&D Funding Corp, an affiliate of Prudential Securities
   Inc., and Senior Vice President of Prudential Securities Inc.

  James C. DeCesare, Director
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Consultant to the animal health and pharmaceutical industries.

  Michael K. Green
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Vice President - Finance and Chief Financial Officer of Synbiotics
   Corporation

  Dr. M. Blake Ingle, Ph.D., Director
  3030 Science Park Road
  Suite 302
  San Diego, CA  92121
  President and Chief Executive Officer of Canji, Inc.

  Donald E. Phillips, Chairman of the Board of Directors
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  Retired

  Robert L. Widerkehr, Director
  c/o Synbiotics Corporation
  11011 Via Frontera
  San Diego, CA  92127
  President and Chief Executive Officer of Synbiotics Corporation

In conjunction with the merger transaction described in Item 4, Mr. Burns was appointed a member of the Sellers Committee, along with Edward T. Maggio, Ph.D. Among other roles, Sellers Committee was authorized to act as attorneys and proxies, each with full power of substitution, to vote on behalf of the former shareholders of ImmunoPharmaceutics, Inc. ("IPI"), with respect to such shareholders' 1,000,000 escrowed shares of TBC common stock, in their sole discretion on any and all matters that come before the stockholders of TBC. The 1,000,000 escrowed shares were released to the IPI shareholders on June 30, 1995. As a result, neither Dr. Maggio nor Mr. Burns retain the power to vote said shares.

During the past five years, neither Mr. Burns nor the Company nor any of the Company's other directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Considerations

The Company's shares of TBC common stock were received in exchange for all of the Company's shares of Common Stock of IPI. The 1,000,000 escrowed shares of TBC common stock over which Mr. Burns shared voting power were received by all IPI shareholders as a group as part of the consideration for their Common Stock of IPI and were released from escrow on June 30, 1995 upon the satisfaction of certain contingencies. The Company also received an additional 163,745 shares of previously unissued TBC common stock on June 30, 1995, in accordance with the terms of the Plan and Agreement of Merger, upon the satisfaction of certain contingencies.


Item 4.   Purpose of Transaction

The shares of TBC common stock in which the Company has beneficial ownership were acquired in conjunction with a July 25, 1994 triangular merger transaction whereby unregistered shares of TBC common stock were issued in exchange for all of the outstanding stock of IPI. On June 30, 1995, the Company received an additional 573,108 shares of TBC common stock upon satisfaction of certain contingencies related to the July 25, 1994 merger. 409,363 of these shares were a part of the 1,000,000 escrowed shares, and the remaining 163,745 became issuable, in accordance with the terms of the Plan and Agreement of Merger, upon satisfaction of the contingencies. The Company was notified by TBC on July 24, 1995 that the contingencies had been satisfied effective May 31, 1995, and that the shares were issued on June 30, 1995. As a result of the distribution of the escrowed shares, Mr. Burns' beneficial ownership was reduced to zero. The Company does not intend to be other than a passive investor in TBC.


Item 5.   Interest in Securities of the Issuer

(a) The Company presently beneficially owns 1,228,090 shares of TBC common stock, which it believes constitutes approximately 7.0% of the TBC common stock outstanding, and Mr. Burns no longer has any beneficial ownership of TBC common stock.

(b) The Company has the sole power to vote and dispose of 1,288,090 shares of TBC common stock as identified in subparagraph (a) above.

(c) Neither the Company nor Mr. Burns has had any transactions in TBC common stock during the past sixty (60) days, other than the June 30, 1995 issuance to the Company and the decrease in Mr. Burns' beneficial ownership as a result of the release of the 1,000,000 shares of TBC common stock from escrow.

(d)  Not applicable.

(e) Mr. Burns ceased to be the beneficial owner of more than 5% of TBC common stock on June 30, 1995.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As part of the merger transaction, the Company has entered into the following agreements:

(a)  Plan and Agreement of Merger  - dated June 17, 1994 among TBC, IPI, TBC
     ----------------------------
     Acquisition Company No. 1, the Company and H & Q Life Science Technology Fund I. Establishes the Sellers Committee; entitles the Sellers Committee to designate two TBC Directors under certain circumstances.

(b)  Certificate of Contingent Interest in Common Stock $0.005 Par Value of
     ----------------------------------------------------------------------
     Texas Biotechnology Corporation  - Entitles the Company to receive an
     -------------------------------
     additional 573,109 shares of TBC common stock upon the satisfaction of certain contingencies by IPI.

(c)  Escrow Agreement - 1,000,000 shares of TBC common stock, 409,363 shares of
     ----------------
     which have been issued to the Company, are currently being held in escrow pending the satisfaction of certain contingencies by IPI. The Sellers Committee has been irrevocably appointed as agents to act in all respects on the former IPI shareholders' behalf relating to the Escrow Agreement.

(d)  Adoption Agreement - Each former IPI shareholder grants the Sellers
     ------------------
     Committee a proxy to vote its escrowed shares.

(e)  Agreement by Affiliates - The Company may be deemed to be an "affiliate" of
     -----------------------
     IPI within the meaning of Rule 145 under the Securities Act of 1933, as amended ("Securities Act"). The Company has agreed not to sell, assign or transfer any its shares of TBC common stock received pursuant to the merger except (1) pursuant to an effective Registration Statement under the Securities Act, (2) in conformity with the volume and other limitations of Rule 145(d) of the Securities Act or (3) in a transaction which, in the opinion of independent counsel reasonably satisfactory to TBC or as described in a "no-action" or interpretive letter from the Staff of the Securities Exchange Commission, is not required to be registered under the Securities Act.


Item 7.   Material to Be Filed as Exhibits

(a)  Plan and Agreement of Merger/(1)/

(b) Certificate of Contingent Interest in Common Stock $0.005 Par Value of Texas Biotechnology Corporation/(2)/

(c)  Escrow Agreement/(2)/

(d)  Adoption Agreement/(2)/

(e)  Agreement by Affiliates/(2)/

- ------------------

(1) Incorporated herein by reference to Exhibit A to Texas Biotechnology Corporation's Current Report on Form 8-K, as amended, dated July 25, 1994, File No. 0-20117 (confidential treatment has been granted with respect to certain portions of this exhibit).

(2) Incorporated by reference to Amendment No. 1 of Schedule 13D filed on October 20, 1994.


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  August 11, 1995                     /s/ Patrick Owen Burns
                                           ---------------------------------
                                           Patrick Owen Burns


Date:  August 11, 1995                     SYNBIOTICS CORPORATION

                                       By: /s/ Michael K. Green
                                           ---------------------------------
                                           Michael K. Green
                                           Vice President of Finance and
                                             Chief Financial Officer